                      Waxman Industries, Inc. Announces
                      ---------------------------------
                        Commencement of Exchange Offer
                        ------------------------------

        Bedford Heights, Ohio -- February 28, 1996 -- Waxman Industries, Inc. (NYSE-WAX) announced that Waxman USA Inc., a wholly-owned subsidiary of Waxman Industries, has commenced an offer to exchange all of Waxman Industries' outstanding 13 3/4% Senior Subordinated Notes due June 1, 1999 for a like amount of 11 1/8% Senior Notes due September 1, 2001 of Waxman USA and is soliciting consents from the holders of the 13 3/4% Senior Subordinated Notes to certain proposed amendments to the Senior Subordinated Note Indenture. As of this date, there are issued and outstanding $48,750,000 aggregate principal amount of the Senior Subordinated Notes. The exchange offer and consent solicitation are scheduled to expire on March 26, 1996, unless extended. The consummation of the exchange offer and consent solicitation are conditioned upon, among other things, at least two-thirds of the aggregate principal amount of Senior Subordinated Notes being validly tendered and the consummation of the initial public offering of Barnett Inc., a wholly-owned indirect subsidiary of Waxman Industries, which was previously announced on February 2, 1996.

        The Waxman USA notes will not be registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from such registration requirements.